

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Via E-mail
Anne Lee Benedict, Esq.
Chief Legal Officer
Summit Materials, Inc.
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re:** **Summit Materials, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 8, 2015**
> **File No. 333-205561**

Dear Ms. Benedict:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 55

1. Please note that once you have included completed pro forma financial information in your Form S-1, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X, including disclosures that clearly communicate the nature, components and calculations of the adjustments per Article 11-02(b)(6) of Regulation S-X.

2. Please address the following regarding the Davenport Acquisition:
    *   Provide a schedule in the footnotes showing the components of the consideration to be transferred. Refer to ASC 805-30-30-7 through 30-8.
    *   Include the cash portion of the consideration to be transferred as an adjustment to cash.

- Provide a table in the footnotes for the fair value of the major class of assets acquired and liabilities assumed. As part of this presentation, please separately present each major class of property, plant and equipment and identifiable intangible assets to be acquired. Refer to ASC 805-20-50-1.
- Disclose the estimated useful lives of the major classes of property, plant and equipment and definite-lived intangible assets to be acquired.
- Disclose the material terms of third-party cement supply agreement that is currently not reflected in the audit of the Lafarge Target Business' financial statements. Include a discussion of how you estimated the fair value of this supply agreement as part of your assessment of the assets acquired and liabilities assumed. Refer to ASC 805-20-55-23 through 55-26 and ASC 805-20-55-31 through 55-32.
- Separately present the adjustments to eliminate the Bettendorf assets that represent part of the consideration for the Davenport Acquisition.
- Include the amount of transaction costs not yet in the historical financial statements.

3. Please include the Davenport Acquisition equity adjustments under the Pro Forma Davenport Adjustments column.

4. Please include the receipt of cash from the offering and sale of the 2023 Notes and New Term Loan Facility Refinancing as an adjustment to cash.

5. Please include the intended repayment of the 2020 Notes outstanding during August 2015 as an adjustment to cash.

6. Please include adjustments to remove revenues/income and costs/expenses associated with the Bettendorf business that is being transferred as consideration for the Davenport Acquisition.

7. Please provide us with a comprehensive explanation as to how you determined that inclusion of the revenue and cost of revenue for the supply agreement to sell third-party cement through the Davenport Terminals is factually supportable. Refer to Article 11-02(b)(6) of Regulation S-X and Instruction 2 to Article 11-02 of Regulation S-X.

8. Please expand footnote (b) to provide investors with sufficient information to recalculate the estimated depreciation and amortization expense portion of the adjustment.

9. Please include interest expense for the $80 million deferred Davenport Acquisition purchase price payment for both periods presented.

10. Please adjust footnote (d) to both pro forma statements of operations to provide investors with sufficient information to recalculate the annual and quarterly interest expense associated with the 2023 Notes and New Term Loan Facility.

11.   Please tell us why the transaction and management fee expense from the agreement with Blackstone Management Partners L.L.C. was considerably higher for the three-months ended March 31, 2015, as compared to fiscal year 2014. If you are including additional expenses related to Blackstone Management Partners L.L.C. beyond the agreement in the interim period, please include those expenses in a separate line along with an explanation of what those expenses represent.

12.   Please separately present the non-recurring compensation modification charge from the incremental stock compensation expense for footnote (f) to the interim pro forma statement of operations.

13.   Please expand footnote (g) to the pro forma statements of operations to provide investors with sufficient information to recalculate the adjustment.

Index to Financial Statements, page F-1

14.   Please help us understand how you determined that the combined financial statements provided for the Davenport Acquisition are reflective of the business being acquired, considering these combined financial statements exclude a material supply agreement. Please refer to footnote (a) on page 60.

Report of Independent Auditors, page F-60

15.   Please include a report from Ernst & Young LLP that includes their city and state. Please refer to Article 2-02 of Regulation S-X for guidance.

5. Property, Plant and Equipment, page F-70

16.   Please separately present the carrying value of buildings from machinery and equipment. Please also disclose the estimated useful lives of buildings and machinery and equipment. Please also address this comment in the interim financial statements.

Exhibit 23.3

17.   Please provide a consent from Ernst & Young LLP that acknowledges the reference to them as experts on page 210.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser, Staff Accountant at (202) 551-3736 or Alfred Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
Edgar J. Lewandowski, Esq.
Simpson Thacher & Bartlett LLP